UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 1, 2008
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

     The following documents are being submitted herewith:
•	Press Release dated April 15, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 1, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Receives NEB Approval on Line 4 Extension Project
CALGARY, ALBERTA April 15, 2008 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) announced today that the National Energy Board (NEB) has approved Enbridge’s application for the Line 4 Extension Project. The company is reviewing the details of this decision.
“Today’s announcement helps further solidify Enbridge as a leader in the development of energy delivery infrastructure in North America,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “The Line 4 Extension complements Enbridge’s major expansion projects to enhance market access for Western Canadian crude oil production. Together with our Alberta Clipper Expansion and Southern Access Projects, Line 4 is a key component in expanding our mainline system capacity, strengthening the connection between secure, reliable energy from the Canadian oilsands and U.S. refining markets.”
The Line 4 Extension project will extend Enbridge’s existing Line 4 crude oil pipeline from Hardisty, Alberta back to Edmonton. The capacity of the extension will match the planned capacity of the existing Line 4 downstream of Hardisty — 880,000 barrels-per-day. There will be a total of approximately 138 kilometres (86 miles) of newly constructed 914-mm (36-inch) pipeline installed to connect three existing, inactive segments of 1219-mm (48-inch) pipeline, totaling approximately 40 km (25 miles). These 1219-mm (48-inch) segments are located upstream of Enbridge’s Kingman, Strome and Hardisty pump stations. The project also includes work on pumps and motors at the three existing pump stations. The Line 4 Extension is expected to be in service in 2009.
Approval of the Line 4 Extension follows the recent NEB approvals of Enbridge’s Alberta Clipper Expansion and Southern Lights projects. With 1,607 kilometres (1,000 miles) of new pipeline construction, Alberta Clipper is the largest expansion project in Enbridge’s history and is designed to move crude oil from a secure, stable North American source to U.S. Midwest markets. At the same time, the Southern Lights Project is designed to bridge the gap between the available supply of light hydrocarbons (referred to as “diluents”) from U.S. refineries and supply centers and increased demand for diluent by petroleum producers in the oil sands and heavy crude oil production regions in Western Canada. Both projects are expected to be in service in 2010.
Enbridge currently has more than $12 billion in liquids pipelines expansion projects under construction or awaiting regulatory approval and expected to be in service between now and 2011.

About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com